SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549



                                    FORM 11-K


(Mark One)
            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    X       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
--------

For the fiscal year ended December 31, 1997

                                       OR

            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
--------

For the transition period from                  to
                               ----------------    ----------------


                          Commission file number 1-3950



                        FORD MOTOR COMPANY TAX-EFFICIENT
                        SAVINGS PLAN FOR HOURLY EMPLOYEES
                            (Full title of the plan)





                               FORD MOTOR COMPANY
                                The American Road
                            Dearborn, Michigan 48121

                     (Name of issuer of the securities held
                     pursuant to the plan and the address of
                         its principal executive office)

Required Information
--------------------

Financial Statements and Schedules
----------------------------------

     Statement of Net Assets Available for Plan Benefits, as of December 31, 1997 and 1996.

     Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1997.

     Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1997.

     Schedule II - Reportable Transactions for the Year Ended December 31, 1997.


                                     Exhibit
                                     -------

Designation                    Description                   Method of Filing
-----------                    -----------                   ----------------

Exhibit 23                 Consent of Coopers            Filed with this Report.
                            & Lybrand L.L.P.



                                    Signature
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees
Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                       FORD MOTOR COMPANY TAX-EFFICIENT
                                       SAVINGS PLAN FOR HOURLY EMPLOYEES

                                     By: /s/Lee Freeman
                                        ----------------------------------
                                        Lee Freeman, Chairman
                                        Tax-Efficient Savings Plan
                                        for Hourly Employees Committee



June 29, 1998

                                  EXHIBIT INDEX
                                  -------------


                                                                  Sequential
                                                                  Page Number
Designation                       Description                    at Which Found
-----------                       -----------                    --------------


Exhibit 23             Consent of Coopers & Lybrand  L.L.P.

Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees Index of Financial Statements and Supplemental Schedules

                                                                          Pages


Report of Independent Accountants.............................................2



Financial Statements:

     Statement of Net Assets Available for Plan Benefits
          as of December 31, 1997 and 1996....................................3

     Statement of Changes in Net Assets Available for Plan
          Benefits for the Year Ended December 31, 1997.....................4-5

     Notes to Financial Statements.........................................6-14



Supplemental Schedules:

     Item 27a - Schedule of Assets Held for Investment Purposes as of
           December 31, 1997..............................................15-16

     Item 27d - Reportable Transactions for the Year Ended
          December 31, 1997...............................................17-18

Report of Independent Accountants


To the Board of Directors of
Ford Motor Company:

We have audited the accompanying statement of net assets available for plan benefits of the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees as of December 31, 1997, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/Coopers & Lybrand L.L.P.


Detroit, Michigan
June 5, 1998

Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees Statement of Net Assets Available for Plan Benefits as of December 31, 1997 and 1996


                                    ASSETS                                             1997                 1996
                                                                              --------------------  -------------------
Investments, at fair value                                                    $     2,782,405,146   $     1,772,301,615
Loan funds receivable                                                                 145,886,364           114,521,429
Deposits with insurance companies under group contracts                                70,682,995           149,003,575
                                                                              --------------------  --------------------

      Total assets                                                            $     2,998,974,505   $     2,035,826,619
                                                                              ====================  ====================

                         LIABILITIES AND PLAN EQUITY

Employee stock ownership plan, loan payable                                   $        38,190,886   $        18,709,853
Employee stock ownership plan, interest payable                                             9,017               131,725
                                                                              --------------------  --------------------

      Total liabilities                                                                38,199,903            18,841,578
                                                                              --------------------  --------------------

      Net assets available for plan benefits                                  $     2,960,774,602   $     2,016,985,041
                                                                              ====================  ====================


The accompanying notes are an integral part of the financial statements.


Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1997


                                                                           Common      Stable Value
                                          Stock            Income          Stock          Income          Income     International
                                          Fund             Funds           Fund           Fund            Funds          Funds
                                    ---------------- --------------- --------------- --------------- -------------- --------------
Interest and dividend income       $    44,089,878   $ 23,451,666                    $  7,314,291   $   894,035    $  2,180,643
Net appreciation (depreciation)
 in fair value of investments          537,917,607       (176,988)  $  49,633,193              10     1,244,447        (739,462)
Loan repayment (principal)              17,022,772     28,176,219       3,696,826                       563,446         780,026
Loan repayment (interest)                3,371,984      4,279,674         696,731                       102,450         145,625
Employee contributions                 103,870,527     46,734,314      24,719,941                     4,539,266       7,243,022
Transfers in from other plan             3,564,892     28,523,307         497,453                       824,708       3,050,443

Withdrawal of participants' accounts   (52,414,189)   (35,705,141)     (8,918,336)     (6,522,360)     (629,548)       (669,552)
Net transfers between funds            (43,600,975)    45,896,131     (12,609,337)    (79,112,521)      387,059      10,644,027
Loan funds transferred (out) in        (39,189,093)   (24,500,287)     (8,047,863)                   (1,056,334)     (1,251,732)
Interest expense                          (930,961)
                                   ---------------   ------------    ------------   -------------   -----------    ------------

Net increase (decrease) in plan
  equity for the year                  573,702,442    116,678,895      49,668,608     (78,320,580)    6,869,529      21,383,040

Net assets available for plan
  benefits, beginning of year        1,015,637,962    338,793,060     196,567,192     149,003,575    17,730,862      17,269,283
                                   ---------------   ------------    ------------   -------------   -----------   -------------

Net assets available for plan
  benefits, end of year            $ 1,589,340,404   $455,471,955  $  246,235,800   $  70,682,995  $  24,600,391  $  38,652,323
                                   ===============   ============  ==============   =============  =============  =============

The accompanying notes are an integral part of the financial statements.

Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees
Statement of Changes in Net Assets Available for Plan Benefits (Continued) for the year ended December 31, 1997



                                                  Asset                           Growth and
                                               Allocation          Growth           Income          Loan
                                                  Funds             Funds           Funds           Fund            Total
                                              ---------------- --------------- --------------- --------------- --------------
Interest and dividend income                  $   1,125,242   $  17,502,962   $   6,552,574                      $103,111,291
Net appreciation (depreciation)
 in fair value of investments                       909,107      17,712,009      17,098,435                       623,598,358
Loan repayment (principal)                          268,149       3,998,086       2,143,142    (56,648,666)                 -
Loan repayment (interest)                            44,184         745,398         397,286                         9,783,332
Employee contributions                            2,774,747      40,423,583      22,625,254                       252,930,654
Transfers in from other plan                      1,436,321      14,019,754      12,585,647      4,754,984         69,257,509

Withdrawal of participants' accounts               (333,966)     (3,848,085)     (2,724,051)    (2,195,394)      (113,960,622)
Net transfers between funds                       2,771,933      35,086,708      40,536,975                                 -
Loan funds transferred (out) in                    (446,330)     (7,157,009)     (3,805,363)    85,454,011                  -
Interest expense                                                                                                     (930,961)
                                              -------------   -------------  --------------  -------------        -----------

Net increase (decrease) in plan equity for
  the year                                        8,549,387     118,483,406      95,409,899     31,364,935        943,789,561

Net assets available for plan benefits,
  beginning of year                               6,169,392     110,910,281      50,382,005    114,521,429      2,016,985,041
                                              -------------   -------------   -------------   ------------      -------------

Net assets available for plan benefits,
  end of year                                 $  14,718,779   $ 229,393,687   $ 145,791,904  $ 145,886,364     $2,960,774,602
                                              =============   =============   =============  =============     ==============

The accompanying notes are an integral part of the financial statements.

Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees Notes to Financial Statements


  1.   Description of the Plan:

       The following description of the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees (the "Plan") provides only general information. The Plan was established effective January 1, 1985. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the plan agreement. Participants should refer to the plan agreement for a complete description of the Plan's provisions.

       a. Type and Purpose of the Plan: The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible hourly employees of Ford Motor Company (the "Company") and to provide them with an opportunity to become stockholders of the Company. The Plan includes provisions for voting shares of Company stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") applicable to defined contribution pension plans.

       b. Eligibility and Vesting: Hourly employees are eligible to participate in the Plan three months after their original date of hire. Certain other part-time and temporary employees may also be eligible to participate in the Plan. Participation in the Plan is voluntary. Employees vest 100 percent immediately in the Plan.

       c. Contributions: Under the Plan and subject to limits required to be imposed by the Internal Revenue Code, participants may elect to contribute up to 20 percent of their eligible wages. Participants may also elect reductions in their distributions under the Company's Profit Sharing Plan to be contributed to the Plan. Such contributions are excluded from participants' taxable income.

       d. Participant Accounts: Each participant's account is credited with the participant's contributions and an allocation of plan earnings. Allocations are based on participant earnings or account balances, as defined. Plan administrative expenses are paid by the Company and not charged to participants' accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

       e. Distributions: Plan assets may not be withdrawn by participants until the termination of their employment or until they reach 59-1/2, except in the case of personal financial hardship.

       f. Investment Programs and Participation: Participant contributions are invested in accordance with the participant's election in one or more of several investment programs. The types of investment programs, and the number of participants in each program at December 31, 1997, are as follows:

                                                 Participants
                                                ----------------

            Ford Stock Fund                         56,811
            Interest Income Fund                    36,638
            Common Stock Fund                       19,638
            Other                                   95,335


          The Ford Stock Fund is an investment in Ford common stock with a portion of the Fund's assets being invested in short-term investments.

          The Interest Income Fund is a broadly diversified, stable value investment fund. The Interest Income Fund invests in a diversified portfolio of fixed income securities, including investment contracts with insurance companies and other organizations.

          The Common Stock fund is a broadly diversified, passively managed equity fund administered by Comerica Bank. Fund assets are invested in stocks through a series of Comerica Bank commingled pools.

          The Stable Value Income Fund, included in other above, which invests in contracts with insurance companies and other organizations, was eliminated as an investment option for participant contributions effective January 1, 1996. Contributions to the Stable Value Income Fund in 1995 were placed with the John Hancock Mutual Life Insurance Company at an annual effective interest rate of 8.07 percent and mature on June 30, 1998. The average investment yield for the Stable Value Income Fund was 6.66% for the year ended December 31, 1997.
          Upon maturity of the underlying investment contract, participants must transfer their assets to other investment programs. Effective June
          30, 1997, assets in the Stable Value Income Fund for 1994 matured and were transferred to other investment programs including the Interest Income Fund based on participants' elections.

          Details of investments held at December 31, 1997 are set forth in the Supplemental Schedule Item 27a - Schedule of Assets Held for Investment Purposes.

       g. Transfer of Assets: The Plan permits the transfer of assets among investment programs, with certain restrictions related to transfers from the Stable Value Income Fund.

       h. Loans: The Plan permits loans to participants with certain restrictions related to loans from the Stable Value Income Fund. Monthly loan interest rates are based on the prime rate published in The Wall Street Journal.

       i. Mergers: Effective August 1, 1997, Auto Alliance International, Inc. 401(k) Plan, a benefit plan for a subsidiary of the Company, was merged into the Plan. As a result, net assets of $69,257,509 were transferred into the Plan


  2.   Summary of Significant Accounting Policies:

       a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

       b. Investments: The investment in the Ford Stock Fund and the investments in all other funds except the Stable Value Income Fund are valued on the basis of established year-end market prices. Investments in the Stable Value Income Fund, primarily fixed rate insurance contracts, are stated at contract value, which approximates fair value.

       c. Contributions: Contributions to the Plan from employees are recorded in the period that payroll deductions are made from plan participants.

       d. Payment of Benefits: Benefits are recorded when paid.

       e. Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

       f. Risks and Uncertainties: The Plan's invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

       g. Other: Purchases and sales of investments are reflected on a trade-date basis. Realized gains and losses on sales of investments are determined using specific identification.

          Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

       g. Other, continued: The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the Plan's net realized gains or losses and the unrealized appreciation (depreciation) on those investments.

          The Ford Stock Fund, the Interest Income Fund and the Common Stock Fund, which each represent five percent or more of plan net assets at December 31, 1997 are presented separately in the statement of changes in net assets available for plan benefits. Other funds, which each represent less than five percent of plan net assets, are combined based on investment objective into the Stable Value Income Fund, the Income Funds, the International Funds, the Asset Allocation Funds, the Growth Funds and the Growth and Income Funds.

          Certain amounts in the previously issued 1996 financial statements have been reclassified to conform with the current year presentation.



  3.   Employee Stock Ownership Plan:

       Effective January 1, 1989, the Company, by action of the Board of Directors, established within the Plan an Employee Stock Ownership Plan ("ESOP"). All shares of Company stock in the Plan at any time including all shares allocated to participants' accounts and shares held in an ESOP suspense account are included in the ESOP, along with other assets attributable to post-1988 contributions to the Plan.

       The Plan obtained loans from the Company to purchase shares of company stock for quarterly distribution. Loans totaling $1,354,238 and $38,190,886 were obtained on April 29, 1997 and December 30, 1997, respectively. Both loans bear an annual interest rate of 8.5 percent. The April loan was payable in three equal quarterly installments of $464,744 beginning June 2, 1997 and was paid off on December 1, 1997. The loan obtained in December is payable in eight equal quarterly installments of $5,212,722 beginning March 2, 1998. The 1996 ESOP loans were paid off on December 1, 1997.

       The Company shares are held in a suspense account within the Plan until quarterly loan payments are made. A percentage of shares equivalent to the percentage of principal and interest paid down by the quarterly payment are released for distribution when each quarterly dividend payment is made. The trustee purchases additional shares to the extent that shares released from the suspense account are not adequate to satisfy the requirement for dividend shares allocated to participants' accounts. There were no unallocated ESOP shares as of December 31, 1997. The December 30, 1997 loan proceeds were used to purchase 764,599 shares at a cost of $33,735,729 in March 1998. The Plan held 627,518 unallocated ESOP shares as of December 31, 1996.

       Cash dividends earned on Company stock held in the Plan generally are used to make quarterly loan payments. If cash is not available to make the full payment, the trustee may sell shares held in the suspense account or the Company, at its option, may elect to make additional contributions to the Plan. If cash exceeds the loan payment amounts, the cash is used to reduce the Company's contribution for additional share requirements.

       The following highlights certain ESOP activity:

                                                                 1997
                                                                 Loan
                                                               Activity
                                                           ----------------

         Shares purchased with loan cash                            39,263
         Cost of shares purchased with loan cash           $     1,354,209
         Loan principal paid                                    20,064,091
         Loan interest paid and accrued                          1,062,686

       4.Asset Value Per Fund Unit:

       The number of units and the asset value per unit of the Plan's investments at December 31, 1997 are as follows:


                                                                                             Asset
                                                                             Number          Value
                                                                           of Units        Per Unit
                                                                       -----------------  -----------

         Stable Value Income Fund:
            John Hancock Mutual Life Insurance Company                   70,682,995      $  1.00
         Interest Income Fund                                           455,471,947         1.00
         T. Rowe Price Spectrum Growth Fund                                 160,230        15.93
         Scudder International Fund                                          38,270        45.75
         Vanguard Life Strategy Conservative Fund                            36,270        13.40
         T. Rowe Price Spectrum Income Fund                                 146,964        11.66
         Scudder International Bond Fund                                     31,551        10.16
         Vanguard Life Strategy Moderate Fund                                76,923        14.81
         T. Rowe Price New Horizons Fund                                    742,136        23.30
         Scudder Global Fund                                                 35,994        28.28
         Vanguard Life Strategy Growth Fund                                 140,532        16.04
         T. Rowe Price International Stock Fund                             403,865        13.42
         Scudder International Discovery Fund                                38,532        19.84
         Vanguard Index Trust 500 Fund                                      438,360        90.07
         T. Rowe Price International Discovery Fund                          17,820        15.05
         Scudder Income Fund                                                 58,969        13.47
         Vanguard Index Trust Value Fund                                    162,557        20.85
         T. Rowe Price New Asia Fund                                        368,758         5.74
         Scudder Growth and Income Fund                                     352,699        27.33
         Vanguard Index Trust Growth Fund                                   489,746        22.53
         T. Rowe Price High Yield Fund                                      295,227         8.74
         Scudder Greater Europe Growth Fund                                 232,140        20.58
         Vanguard Explorer Fund                                              29,121        55.30
         T. Rowe Price New Era Fund                                          90,952        25.95
         Scudder Japan Fund                                                 101,712         6.77
         Vanguard Trustees International Fund                                26,750        22.64
         T. Rowe Price Latin America Fund                                   748,195        10.77
         Wells Fargo Bond Fund                                              952,823        14.03
         Ford Stock Fund                                                100,527,540        15.81
         Comerica Common Stock Fund                                       5,010,904        49.14
         Associates Stock Fund                                              705,897        14.99
         Fidelity Fund                                                      235,065        29.81
         Fidelity Puritan Fund                                              331,635        19.38
         Fidelity Trend Fund                                                 12,958        54.10
         Fidelity Magellan Fund                                             493,622        95.27



                                                                                            Asset
                                                                            Number          Value
                                                                           of Units        Per Unit
                                                                        -------------     -----------

         Fidelity Contra Fund                                             1,357,933      $ 46.63
         Fidelity Equity Income Fund                                        291,883        52.41
         Fidelity Growth Company                                            396,374        43.32
         Fidelity Investment Grade Bond Fund                                187,564         7.28
         Fidelity Growth and Income Portfolio                             1,354,021        38.10
         Fidelity Value Fund                                                222,370        54.04
         Fidelity Government Securities Fund                                118,775         9.91
         Fidelity Retirement Growth Fund                                    235,835        16.85
         Fidelity Overseas Fund                                             132,944        32.54
         Fidelity Europe Fund                                               112,142        29.94
         Fidelity Pacific Basin Fund                                         55,906        12.23
         Fidelity Real Estate Investment Portfolio                          298,788        20.45
         Fidelity Balanced Fund                                              75,893        15.27
         Fidelity International Growth and Income Fund                       69,269        19.70
         Fidelity Capital Appreciation Fund                                 122,155        19.38
         Fidelity Canada Fund                                                21,553        16.53
         Fidelity Utilities Fund                                            148,177        19.46
         Fidelity Asset Manager Fund                                        226,669        18.35
         Fidelity Worldwide Fund                                            194,140        15.95
         Fidelity Stock Selector Fund                                       298,690        27.13
         Fidelity Asset Manager Growth Fund                                 290,538        18.48
         Fidelity Asset Manager Income Fund                                 107,625        12.18
         Fidelity Dividend Growth Fund                                    1,068,396        23.27
         Fidelity New Markets Income Fund                                   238,631        12.96
         Fidelity Global Balanced Fund                                       17,428        14.63
         Fidelity Small Capital Stock Fund                                  437,732        15.93
         Fidelity Global Bond Fund                                           20,720         9.09



  5.   Tax Status:

       The Internal Revenue Service has determined and informed the Company by letter dated January 26, 1995, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has since been amended, however, the Plan sponsor believes that the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

  6.   Plan Termination:

       The Company, by action of the Board of Directors, may terminate the Plan at any time. Termination of the Plan would not affect the rights of a participant as to the continuance of investment, distribution or withdrawal of the securities, cash and cash value of the Ford Stock Fund units in the account of the participant as of the effective date of such termination. There are currently no plans to terminate the Plan.



  7.   Other:

       Differences between the data shown on pages 3 and 4 of this report and the 1997 Form 5500 filed with the Department of Labor are principally attributable to adjustments made by the plan administrator to conform the financial statements to the accrual basis of accounting.



  8.   Subsequent Event:

       On March 2, 1998, the Board of Directors of the Company approved the spin-off of all of the Company's 80.7 percent interest in the Associates First Capital Corporation (the "Associates") by declaring a dividend on the Company's outstanding shares of Common and Class B stock. The Board of Directors also declared a dividend in cash on shares of Company stock held in employee savings plans. The cash distribution was equal on a per share basis to the value of the Associates stock that was distributed to Ford Common and Class B stockholders, i.e., $22.12 for each share of Company stock owned as of the record date. Both the spin-off dividend and the cash dividend were payable on April 7, 1998 to stockholders of record on March 12, 1998.

       Participants with assets in the Ford Stock Fund under the Plan had the option to take all or part of the cash distribution out of the Plan in cash. They also could elect to reinvest all or a portion of the cash distribution in the Plan's investment options, except the Associates Stock Fund or the Stable Value Income Fund. If no election was made, the cash distribution was invested according to the participant's asset allocation at the close of the market on March 11, 1998.

       $449,842,433 of the amount of the cash distribution attributable to the Ford Stock Fund under the Plan was invested in the Ford Stock Fund, $140,962,490 was invested in other Plan options and $109,011,027 was paid out in cash directly to Plan participants.

       During the period between the record date and the distribution date, participants' Ford Stock Fund account balances under the Plan did not include the value of the cash distribution. Following payment of the cash distribution, the Ford Stock Fund held a much higher level of short-term cash instruments until the proceeds of the cash distribution could be reinvested in Ford Common Stock in an expeditious and prudent manner.

       As of March 3, 1998, the Associates Stock Fund became a "sell-only" fund, and after December 31, 1999, will be closed.


Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees
Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1997
(in thousands)


                                                             (c)
                                                  Description of Investment,
              (b)                                  Including Maturity Date,
      Identity of Issuer,                       Rate of Interest, Collateral,                                      (e)
      Lessor, Borrower                              Par or Maturity Value                        (d)             Current
(a)   or Similar Party                                                                           Cost             Value
----- --------------------------    ------------------------------------------------------- --------------- ----------------

      John Hancock Mutual Life
           Insurance Company        6/30/98 Maturity, 8.07% interest rate                   $   70,682,995  $    70,682,995
      Fidelity Investments          Interest Income Fund, 455,471,947 shares                   455,471,947      455,471,947
      Fidelity Investments          T. Rowe Price Spectrum Growth Fund, 160,230 shares           2,533,407        2,552,470
      Fidelity Investments          Scudder International Fund, 38,270 shares                    1,882,417        1,750,845
      Fidelity Investments          Vanguard Life Strategy Conservative Fund, 36,270               460,080          486,015
                                    shares
      Fidelity Investments          T. Rowe Price Spectrum Income Fund, 146,964 shares            1,676,581       1,713,598
      Fidelity Investments          Scudder International Bond Fund, 31,551 shares                  337,430         320,558
      Fidelity Investments          Vanguard Life Strategy Moderate Fund, 76,923 shares           1,032,880       1,139,227
      Fidelity Investments          T. Rowe Price New Horizons Fund, 742,136 shares              16,661,282      17,291,772
      Fidelity Investments          Scudder Global Fund, 35,994 shares                            1,102,551       1,017,906
      Fidelity Investments          Vanguard Life Strategy Growth Fund, 140,532 shares            2,061,544       2,254,136
      Fidelity Investments          T. Rowe Price International Stock Fund, 403,865 shares        5,649,958       5,419,873
      Fidelity Investments          Scudder International Discovery Fund, 38,532 shares             777,194         764,477
      Fidelity Investments          Vanguard Index Trust 500 Fund, 438,360 shares                33,468,661      39,483,100
      Fidelity Investments          T. Rowe Price  International  Discovery  Fund,  17,820          295,252         268,189
                                    shares
      Fidelity Investments          Scudder Income Fund, 58,969 shares                              785,974         794,307
      Fidelity Investments          Vanguard Index Trust Value Fund, 162,557 shares               3,072,961       3,389,320
      Fidelity Investments          T. Rowe Price New Asia Fund, 368,758 shares                   2,858,697       2,116,671
      Fidelity Investments          Scudder Growth and Income Fund, 352,699 shares                9,321,540       9,639,261
      Fidelity Investments          Vanguard Index Trust Growth Fund, 489,746 shares              9,904,191      11,033,972
      Fidelity Investments          T. Rowe Price High Yield Fund, 295,227 shares                 2,505,252       2,580,281
      Fidelity Investments          Scudder Greater Europe Growth Fund, 232,140 shares            4,458,120       4,777,433
      Fidelity Investments          Vanguard Explorer Fund, 29,121 shares                         1,651,176       1,610,405
      Fidelity Investments          T. Rowe Price New Era Fund, 90,952 shares                     2,488,489       2,360,194
      Fidelity Investments          Scudder Japan Fund, 101,712 shares                              861,321         688,593
      Fidelity Investments          Vanguard Trustees International Fund, 26,750 shares             767,966         605,610
      Fidelity Investments          T. Rowe Price Latin America Fund, 748,195 shares              7,845,662       8,058,061
      Wells Fargo Institutional
           Trust Company            Bond Fund, 952,823 shares                                    11,324,506      13,368,108
 *    Ford Motor Company            Ford Stock Fund, 100,527,540 shares                         892,111,726   1,589,340,411
      Comerica Bank, N. A.          Common Stock Fund, 5,010,904 shares                         134,632,619     246,235,802
 *    Ford Motor Company            Associates Stock Fund, 705,897 shares                         8,295,448      10,581,400
      Fidelity Investments          Fidelity Fund, 235,065 shares                                 6,403,702       7,007,280
      Fidelity Investments          Fidelity Puritan Fund, 331,635 shares                         6,076,189       6,427,089
      Fidelity Investments          Fidelity Trend Fund, 12,958 shares                              77,0736         701,054
      Fidelity Investments          Fidelity Magellan Fund, 493,622 shares                       43,487,368      47,027,388
      Fidelity Investments          Fidelity Contra Fund, 1,357,933 shares                       58,853,016      63,320,394
      Fidelity Investments          Fidelity Equity Income Fund, 291,883 shares                  13,542,915      15,297,585
      Fidelity Investments          Fidelity Growth Company Fund, 396,374 shares                 16,627,446      17,170,924
      Fidelity Investments          Fidelity Investment Grade Bond Fund, 187,564 shares           1,340,907       1,365,469
      Fidelity Investments          Fidelity Growth and Income Portfolio, 1,354,021 shares       44,878,120      51,588,191
      Fidelity Investments          Fidelity Value Fund, 222,370 shares                          12,385,426      12,016,892
      Fidelity Investments          Fidelity Government Securities Fund, 118,775 shares           1,153,055       1,177,062
      Fidelity Investments          Fidelity Retirement Growth Fund, 235,835 shares               4,389,696       3,973,827



Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees
Item 27a - Schedule of Assets Held for Investment Purposes, Continued
(in thousands)

                                                             (c)
                                                  Description of Investment,
             (b)                                   Including Maturity Date,
      Identity of Issuer,                       Rate of Interest, Collateral,                                   (e)
      Lessor, Borrower                              Par or Maturity Value                       (d)             Current
(a)   or Similar Party                                                                          Cost            Value
----- ----------------------------- ------------------------------------------------------- --------------- ----------------

      Fidelity Investments          Fidelity Overseas Fund, 132,944 shares                  $    4,326,428    $  4,326,012
      Fidelity Investments          Fidelity Europe Fund, 112,142 shares                         3,186,525       3,357,520
      Fidelity Investments          Fidelity Pacific Basin Fund, 55,906 shares                     824,646         683,729
      Fidelity Investments          Fidelity Real Estate Investment Portfolio Fund,
                                    298,788 shares                                               5,598,815       6,110,219
      Fidelity Investments          Fidelity Balanced Fund, 75,893 shares                        1,118,070       1,158,879
      Fidelity Investments          Fidelity International Growth and Income Fund, 69,269
                                         shares                                                  1,413,145       1,364,602
      Fidelity Investments          Fidelity Capital Appreciation Fund, 122,155 shares           2,421,546       2,367,370
      Fidelity Investments          Fidelity Canada Fund, 21,553 shares                            403,422         356,273
      Fidelity Investments          Fidelity Utilities Fund, 148,177 shares                      2,650,727       2,883,531
      Fidelity Investments          Fidelity Asset Manager Fund, 226,669 shares                  3,918,399       4,159,375
      Fidelity Investments          Fidelity Worldwide Fund, 194,140 shares                      3,146,570       3,096,533
      Fidelity Investments          Fidelity Stock Selector Fund, 298,690 shares                 7,778,933       8,103,469
      Fidelity Investments          Fidelity Asset Manager Growth Fund, 290,538 shares           5,153,147       5,369,150
      Fidelity Investments          Fidelity Asset Manager Income Fund, 107,625 shares           1,285,250       1,310,867
      Fidelity Investments          Fidelity Dividend Growth Fund, 1,068,396 shares             22,650,711      24,861,567
      Fidelity Investments          Fidelity New Markets Income Fund, 238,631 shares             3,229,488       3,092,663
      Fidelity Investments          Fidelity Global Balanced Fund, 17,428 shares                   248,962         254,977
      Fidelity Investments          Fidelity Small Capital Stock Fund, 437,732 shares            6,636,852       6,973,064
      Fidelity Investments          Fidelity Global Bond Fund, 20,720 shares                       192,416         188,348
      Participant Loans             Participant  loans,  interest  rates varying from 7.27
                                    to 8.50 percent                                                      -     145,886,364



Note: The current values of each fund are based principally upon the closing prices of the underlying investments as reported in the New York Stock Exchange Transactions listing as of the last trading day of 1997. Current values also include interest and dividends receivable.

*Denotes related party.


Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees
Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1997



                                                                              Purchase         Selling        Lease       Expenses
Party Involved                        Description of Asset                     Price            Price         Rental      Incurred
----------------------------- --------------------------------------------- --------------- ---------------  --------    ----------
REPORTING CRITERION I:        Single transaction in excess of five
                              percent of current value of plan assets.

                              None.

REPORTING CRITERION II:       Series of transactions in other than
                              securities in excess of five percent of
                              current value of plan assets.

                              None.

REPORTING CRITERION III:      Series of transactions in securities in
                              excess of five percent of current value of
                              plan assets.

   Fidelity Investments       Interest Income Fund:
                                 257 Purchases                              $ 646,914,997
                                 255 Sales                                                    $ 530,236,110

   Ford Motor Company         Ford Stock Fund:
                                 253 Purchases                                577,660,211
                                 255 Sales                                                      540,789,574

REPORTING CRITERION IV:       Single transactions with a nonregulated
                              entity in excess of five percent of current
                              value of plan assets.

                              None.




Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees
Item 27d - Schedule of Reportable Transactions (Continued) for the year ended December 31, 1997



                                                                                                        Current
Identity of                                                                        Cost                  Value           Net Gain
Party Involved                Description of Asset                               of Asset              of Asset          or (Loss)
----------------------------- ---------------------------------------------   ---------------      ---------------    ------------
REPORTING CRITERION I:        Single transaction in excess of five
                              percent of current value of plan assets.

                              None.

REPORTING CRITERION II:       Series of transactions in other than
                              securities in excess of five percent of
                              current value of plan assets.

                              None.

REPORTING CRITERION III:      Series of transactions in securities in
                              excess of five percent of current value of
                              plan assets.

   Fidelity Investments       Interest Income Fund:
                                 257 Purchases                                $ 646,914,997       $  64,691,4997
                                 255 Sales                                      530,236,110          530,236,110              -

   Ford Motor Company         Ford Stock Fund:
                                 253 Purchases                                  577,660,211          577,660,211
                                 255 Sales                                      462,605,774          540,789,574   $   78,183,800

REPORTING CRITERION IV:       Single transactions with a nonregulated
                              entity in excess of five percent of current
                              value of plan assets.

                              None.